Exhibit 1.01

Conflict Minerals Report of Nordson Corporation
For The Year Ended December 31, 2023

I.Introduction
Nordson Corporation (“our,” “we” or “us”) engineers, manufactures and markets differentiated products and systems used for dispensing and processing adhesives, coatings, polymers, sealants and biomaterials, and for managing fluids, testing and inspecting for quality, treating surfaces and curing. These products are supported with extensive application expertise and direct global sales and service. We serve a wide variety of consumer non-durable, consumer durable and technology end markets including packaging, nonwovens, electronics, medical, appliances, energy, transportation, building and construction, and general product assembly and finishing.
Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 35 countries. Our principal manufacturing facilities are located in the United States, the People’s Republic of China, Germany, Ireland, Israel, Mexico, the Netherlands, Thailand, and the United Kingdom.
Pursuant to the Securities and Exchange Commission’s (SEC) conflict minerals rule adopted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Rule”) and to the guidance provided by the Securities and Exchange Commission in its Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued on April 29, 2014, this Report was not subject to an independent private sector audit.
Statements in this report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions. These forward-looking statements are subject to various risks, uncertainties, and assumptions, including, among other matters, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our supplier programs and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed in or implied by the forward-looking statements. For a more complete discussion of these and other risk factors, see our other filings with the SEC. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.
II. Reasonable Country of Origin Inquiry
Organization for Economic Co-operation and Development (OECD) Step 1 – Establish strong management systems Internal Management
We have established a Conflict Minerals Reporting Oversight Committee. The team members include representatives from our Supply Chain Management, one of whom is our designated member of senior management, Legal, Product Compliance, Finance and Internal Audit departments. Periodic reports are made to the audit committee of the board of directors with respect to our due diligence process and compliance obligations.
We have been an active member of the Responsible Materials Initiative (RMI), formerly known as the Conflict-Free Sourcing Initiative (CFSI), since 2015. Through the RMI, we participate in the monthly RMI Plenary Call.
External Communications and Supply Chain Engagement
Our customers can access our conflict minerals statement on our public website, https://www.nordson.com/en/about-us/corporate-responsibility/code-of-ethics Information found on or accessed through our website is not considered part of this report and is not incorporated by reference herein. Our conflict minerals statement informs customers of where we are in our Rule compliance efforts. Customer inquiries are handled on a case by case basis, utilizing the conflict minerals statement or customized responses using the conflict mineral reporting template (CMRT) developed by the RMI, as appropriate.
Because we are an industrial equipment supplier, many of our products are not incorporated into our customers’ products and, therefore, do not fall within the scope of the Rule as applied to our customers.
In addition to our conflict minerals statement, our Conflict Minerals Policy, adopted on May 6, 2014, is available on our website, https://www.nordson.com/en/about-us/corporate-responsibility/code-of-ethics. In conjunction with the adoption of the Conflict Minerals Policy, we revised our Supplier Code of Ethics, which outlines the ethical standards with which we expect our suppliers to comply, to reflect our expectations that our suppliers procure materials from sources that do not directly or indirectly support non-state armed groups. The Conflict Minerals Policy and Supplier Code of Ethics have been distributed to our suppliers.
Reasonable Country of Origin Survey Process
We evaluated our products and determined that certain products manufactured during calendar year 2023 were manufactured with materials or components that contain, or likely contain, conflict minerals, i.e., tin, tantalum, tungsten and gold, that are necessary to the functionality or production of those products. The areas of conflict mineral usage within our supply chain were identified based on the results of previous surveys. We expect to focus efforts on these areas in connection with future surveys.
We identified in-scope suppliers that we believed provided materials or components containing conflict minerals. Based on commodity analysis, responses from prior years, and a focus on the highest spend suppliers, 33% of our total direct material spend was classified as in-scope. Given the size and complexity of our supply chain, we focused on our largest suppliers, ranked by the amount that we paid to each supplier.
We partnered with an external service provider to survey our suppliers and manage the supplier CMRTs. Suppliers were provided with training materials and had access to a helpline through the provider’s website regarding conflict minerals and the CMRT.
As part of our grievance mechanism, we rely on RMI to provide us with information regarding grievances shared among group members, and we encourage our suppliers to send inquiries or other information concerning conflict minerals to productcompliance@nordson.com.
For the period covered by this Report, we prioritized collection of responses from in-scope suppliers representing approximately 33% of our total direct material spend. For this group of suppliers, we had about an 90% response rate. Based on the information obtained pursuant to the reasonable country of inquiry process described above, we do not have sufficient information to determine the country of origin of all of the conflict minerals in our supply chain. We continue to work to improve our reasonable country of origin process as described in more detail below.

OECD Step 2 – Identify and assess risk in the supply chain
An escalation process was initiated with those surveyed suppliers who continued to be nonresponsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. We, with the assistance of the service provider, evaluated responses from the surveyed suppliers for plausibility, consistency, and gaps both in terms of which materials or components were stated to contain or not contain conflict minerals and the origin of such conflict minerals. We expect to engage certain surveyed suppliers, including holding discussions and reviewing the results of their internal due diligence efforts, to ensure that our inquiries regarding conflict minerals were understood and complied with.
III. Due Diligence Framework
Our due diligence process has been designed to conform, in all material respects relevant to the disclosure requirements under the Rule, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.
IV. Due Diligence Undertaken
OECD Step 3 – Design and implement a strategy to respond to identified risks
We supported audits of conflict mineral smelters and refiners conducted by third parties through our participation in the RMI. Suppliers were evaluated based on their smelter and refiner information obtained from CMRT declarations. If supplier information indicated that they used conflict minerals from the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively, the “Covered Countries”), then we used the flagship program of the RMI, the Responsible Minerals Assurance Process (RMAP) and general public information to determine a smelter or refiner’s conflict minerals program status.
If, through our smelters lists, we discover that certain of our products contain conflict minerals that finance or benefit armed groups in the Covered Countries we will analyze the adverse impact of this determination pursuant to the standards set forth in our Conflict Minerals Policy and Supplier Code of Ethics.
Findings regarding the compiled supply chain information through the processes described above will be reported to our executive officer committee. Identified areas of risk in our supply chain will be subject to a risk management plan developed pursuant to our Supplier Code of Ethics and Conflict Minerals Policy. Such risk management plan may include continuing trade throughout the course of measurable risk mitigation efforts, temporarily suspending trade while pursuing ongoing measurable risk mitigation, or disengaging with a supplier after failed attempts at mitigation or where we deem risk mitigation not feasible or unacceptable.
Once our risk management plan is implemented, we will track performance of our risk mitigation efforts and report the results back to our executive officer committee. For risks requiring additional mitigation, or after a change of circumstances, we will undertake additional fact and risk assessments.
V. Results of Due Diligence Undertaken
OECD Step 4 – Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain
We will rely on third party assurances and certifications. For example, if a supplier provides the name of a smelter or source mine, we would compare that reply to the listing of smelters from the RMI thereby relying on the program’s processes.
OECD Step 5 – Report on supply chain due diligence
We have taken the information gathered through the above-described due diligence process and compiled this Report. In the future, we will take such information and compile it in a Report or in our specialized disclosure report as required by the Rule, whichever is applicable.
VI. Smelter and Refiner Disclosures
Despite receiving responses from suppliers listing smelter or refiner names in their supply chain, the vast majority of our suppliers provided data at a “company” or “divisional” level, or otherwise were unable to accurately report which specific smelters were part of the supply chain for the components or parts containing the conflict minerals that were supplied to us. As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters are typically unable to discern which company’s product lines the materials may end up in. As a result, our suppliers typically list all smelters/refiners they may purchase from within the reporting period. Therefore, we are not able to identify the specific facilities that processed the conflict minerals in our supply chain or to conclusively determine the country of origin of such conflict minerals.
VII. Future Improvements
We intend to undertake the following steps during the next compliance period:
◦Continue to collect conflict minerals information from all suppliers included in our conflict mineral survey process.
◦Strive to improve the response rate from our suppliers.
◦Continue to engage with relevant trade associations to define and improve best practices.
◦Continue to support the RMI through our membership and participation in monthly meetings.
◦Direct suppliers to the RMI organization for information.